
06010409


EXCELLENCE

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KASIKORNBANK



12g3-2(b) File No.82-4922

Ref No. CN. 041/2006

January 20, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JAN 2 0 2006
WASH. D.C.
156
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Jan 20, 06

(Mr. Adit Laixuthai, Ph.D.)
First Senior Vice President
KASIKORNBANK Public Company Limited

dlw 1/24


PROCESSING
SEC MAIL
RECEIVED
JAN 2 0 2006
SECTION
WASH., D.C.
192

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KASIKORNBANK 開泰銀行



Ref. FA. 006/2006

January 19, 2006

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the year ended December 31, 2005 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)
President

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KASIKORNBANK 开泰银行 

Summary statement of assets and liabilities [1]

As of December 31, 2005

Assets	Baht	Liabilities	Baht
Cash	14,912,318,995.54	Deposits	689,652,337,851.67
Interbank and money market items	65,868,166,347.53	Interbank and money market items	19,248,810,634.50
Securities purchased under resale agreements	9,500,000,000.00	Liabilities payable on demand	5,904,216,880.59
Investment in securities, net	106,066,604,531.20	Securities sold under repurchase agreements	-
(with obligations Baht 12,807,132,078.14)		Borrowing	26,985,975,919.12
Credit advances (net of allowance for doubtful accounts)	592,013,799,817.78	Bank's liabilities under acceptance	857,411,185.67
Accrued interest receivables	1,318,943,008.55	Other liabilities	16,936,706,620.76
Properties foreclosed	12,603,188,404.57	Total Liabilities	759,585,457,092.31
Customers' liabilities under acceptance	857,411,185.67		
Premises and equipment, net	20,807,158,159.50	**Shareholders' equity**	
Other assets	13,751,959,889.90	Paid-up share capital	23,732,936,670.00
		(registered share capital Baht 30,486,146,970.00)	
		Reserves and net profit after appropriation	39,275,380,885.85
		Other reserves and profit and loss account	15,105,775,692.08
		Total shareholders' equity	78,114,093,247.93
Total Assets	837,699,550,340.24	Total Liabilities and Shareholders' equity	837,699,550,340.24
Customers' liabilities under unmatured bills	5,546,380,751.56	Bank's liabilities under unmatured bills	5,546,380,751.56
Total	843,245,931,091.80	Total	843,245,931,091.80

	Baht
Non-Performing Loans as of December 31, 2005 (Quarterly)7.08%of total loans before allowance for doubtful accounts	44,387,711,111.89
Required provisioning for loan loss as of December 31, 2005 [2]	21,708,892,257.99
Actual allowance for doubtful accounts	29,136,203,506.46
Loan to related parties	8,354,784,414.83
Loans to related asset management companies	4,026,548,726.33
Loans to related parties due to debt restructuring	8,925,000,000.00
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	94,602,631,250.30
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	
International Banking Facility' s assets and liabilities	
Total assets	1,970,085,708.06
Total Liabilities	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	747,376,286.74
Letter of credit	13,627,410,768.48

[1] This summary statement has not been reviewed and audited by a Certified Public Accountant

[2] Including provisioning for advance legal fee and insurance prepaid for customers



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KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	December 31, 2005	September 30, 2005	Change	December 31, 2004	December 31, 2005	September 30, 2005	Change	December 31, 2004
ASSETS								
Cash	14,912,704	13,039,412	1,873,292	13,536,067	14,912,319	13,039,018	1,873,301	13,535,831
Interbank and money market items								
Domestic items								
Interest bearing	4,925,528	8,397,416	(3,471,888)	1,218,278	4,829,743	8,135,772	(3,306,029)	1,137,864
Non-interest bearing	1,709,244	1,939,680	(230,436)	2,135,367	1,744,585	2,219,397	(474,812)	2,150,080
Foreign items								
Interest bearing	58,794,848	73,463,389	(14,668,541)	71,969,251	58,794,848	73,463,389	(14,668,541)	71,969,251
Non-interest bearing	498,990	287,244	211,746	926,986	498,990	287,244	211,746	926,986
Total interbank and money market items-net	65,928,610	84,087,729	(18,159,119)	76,249,882	65,868,166	84,105,802	(18,237,636)	76,184,181
Securities purchased under resale agreements	9,500,000	9,360,000	140,000	19,040,000	9,500,000	9,360,000	140,000	19,040,000
Investments								
Current investments-net	50,105,261	48,901,818	1,203,443	33,325,171	49,410,702	48,014,942	1,395,760	31,657,896
Long-term investments-net	49,009,071	47,516,209	1,492,862	76,769,924	47,688,866	46,072,975	1,615,891	75,118,957
Investment in subsidiaries & associated companies-net	450,332	433,130	17,202	462,378	8,967,037	10,422,717	(1,455,680)	10,635,878
Total investments-net	99,564,664	96,851,157	2,713,507	110,557,473	106,066,605	104,510,634	1,555,971	117,412,731
Loans and accrued interest receivables								
Loans	626,946,286	614,439,463	12,506,823	592,588,469	621,090,152	605,317,837	15,772,315	578,117,032
Accrued interest receivables	1,745,359	1,765,932	(20,573)	2,455,344	1,318,943	1,295,315	29,628	1,318,032
Total loans and accrued interest receivables	628,691,645	616,205,395	12,486,250	595,043,813	622,409,095	606,613,152	15,795,943	579,435,064
Less Allowance for doubtful accounts	(34,767,313)	(35,846,091)	1,078,778	(41,468,137)	(26,721,376)	(27,513,976)	792,600	(29,368,186)
Less Revaluation allowance for debt restructuring	(2,671,805)	(2,602,929)	(68,876)	(4,878,194)	(2,354,976)	(2,258,716)	(96,260)	(2,297,055)
Total loans and accrued interest receivables-net	591,252,527	577,756,375	13,496,152	548,697,482	593,332,743	576,840,460	16,492,283	547,769,823
Properties foreclosed-net	17,462,673	17,960,474	(497,801)	17,397,232	12,603,188	13,020,246	(417,058)	12,734,511
Customers' liability under acceptance	857,411	796,919	60,492	743,369	857,411	796,919	60,492	743,369
Premises and equipment-net	21,440,593	21,388,196	52,397	19,747,325	20,807,158	20,765,813	41,345	19,220,398
Intangible assets-net	4,900,016	3,811,384	1,088,632	3,523,350	3,403,864	3,290,017	113,847	2,988,530
Derivative revaluation	3,278,461	2,898,193	380,268	6,348,767	3,278,461	2,898,193	380,268	6,348,767
Other assets-net	8,210,907	11,973,105	(3,762,198)	9,133,174	7,069,635	10,594,537	(3,524,902)	8,385,779
Total Assets	837,308,566	839,922,944	(2,614,378)	824,974,121	837,699,550	839,221,639	(1,522,089)	824,363,920

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KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	December 31, 2005	September 30, 2005	Change	December 31, 2004	December 31, 2005	September 30, 2005	Change	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	684,055,736	699,336,775	(15,281,039)	701,712,988	685,185,854	699,901,482	(14,715,628)	702,127,817
Deposits in foreign currencies	3,725,484	3,041,018	684,466	3,856,728	3,725,484	3,041,018	684,466	3,856,728
Total deposits	687,781,220	702,377,793	(14,596,573)	705,569,716	688,911,338	702,942,500	(14,031,162)	705,984,545
Interbank and money market items								
Domestic items								
Interest bearing	15,681,175	14,755,927	925,248	8,067,532	15,422,209	14,340,927	1,081,282	7,707,532
Non-interest bearing	3,384,634	4,332,748	(948,114)	3,182,510	3,384,634	4,309,398	(924,764)	3,182,510
Foreign items								
Interest bearing	151,826	190,200	(38,374)	18,777	151,826	190,200	(38,374)	18,777
Non-interest bearing	290,142	303,124	(12,982)	256,130	290,142	303,124	(12,982)	256,130
Total interbank and money market items	19,507,777	19,581,999	(74,222)	11,524,949	19,248,811	19,143,649	105,162	11,164,949
Liability payable on demand	5,904,217	5,991,391	(87,174)	7,426,010	5,904,217	5,991,391	(87,174)	7,426,010
Borrowings								
Short-term borrowings	7,556,600	500,000	7,056,600	3,843,000	7,556,600	500,000	7,056,600	3,843,000
Long-term borrowings	20,170,374	20,155,222	15,152	19,767,595	20,170,374	20,155,222	15,152	19,767,595
Total borrowings	27,726,974	20,655,222	7,071,752	23,610,595	27,726,974	20,655,222	7,071,752	23,610,595
Bank's liability under acceptance	857,411	796,919	60,492	743,369	857,411	796,919	60,492	743,369
Derivative revaluation	3,034,382	3,755,512	(721,130)	1,440,906	3,034,382	3,755,511	(721,129)	1,440,906
Other liabilities	14,380,984	10,698,595	3,682,389	7,992,921	13,902,324	10,180,843	3,721,481	7,645,909
Total Liabilities	759,192,965	763,857,431	(4,664,466)	758,308,466	759,585,457	763,466,035	(3,880,578)	758,016,283


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KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BANLANCE SHEET

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	December 31, 2005	September 30, 2005	Change	December 31, 2004	December 31, 2005	September 30, 2005	Change	December 31, 2004
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,373,293,667 ordinary shares, Baht 10 per value	23,732,937		7,506		23,732,937		7,506	
2,372,543,091 ordinary shares, Baht 10 per value		23,725,431				23,725,431		
2,363,624,537 ordinary shares, Baht 10 per value				23,636,245				23,636,245
Premium on ordinary shares	17,737,192	17,723,817	13,375	17,555,259	17,737,192	17,723,817	13,375	17,555,259
Appraisal surplus on asset revaluation	10,024,387	10,060,432	(36,045)	8,762,355	10,024,387	10,060,432	(36,045)	8,762,358
Revaluation surplus (deflalt) on investments	(529,067)	(206,594)	(322,473)	951,996	(529,067)	(206,594)	(322,473)	951,996
Retained earning								
Appropriated								
Legal reserve	1,470,000	770,000	700,000	770,000	1,470,000	770,000	700,000	770,000
Unappropriated	25,678,644	23,682,518	1,996,126	14,671,782	25,678,644	23,682,518	1,996,126	14,671,782
	78,114,093	75,755,604	2,358,489	66,347,637	78,114,093	75,755,604	2,358,489	66,347,637
Minority interests	1,508	309,909	(308,401)	318,018	-	-	-	-
Total Shareholders' equity	78,115,601	76,065,513	2,050,088	66,665,655	78,114,093	75,755,604	2,358,489	66,347,637
Total Liabilities and Shareholders' equity	837,308,566	839,922,944	(2,614,378)	824,974,121	837,699,550	839,221,639	(1,522,089)	824,363,920
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	747,376	785,083	(37,707)	614,862	747,376	785,083	(37,707)	617,267
Liability under unmatured import bills	5,546,381	5,185,481	360,900	4,290,602	5,546,381	5,185,481	360,900	4,290,602
Letters of credit	13,627,411	12,536,386	1,091,025	14,103,371	13,627,411	12,536,386	1,091,025	14,103,371
Other contingencies	829,778,731	697,876,172	131,902,559	532,959,404	829,643,286	697,745,275	131,898,011	532,843,314


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KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	Q4/05	Q3/05	Change	Q4/05	Q3/05	Change
Interest and dividend income						
Loans	8,853,187	7,895,277	957,910	8,727,465	7,779,528	947,937
Interbank and money market items	629,338	651,048	(21,710)	628,876	651,359	(22,483)
Investments	880,161	866,021	14,140	873,856	858,973	14,883
Total interest and dividend income	10,362,686	9,412,346	950,340	10,230,197	9,289,860	940,337
Interest expenses						
Deposits	1,750,514	1,326,692	423,822	1,751,488	1,327,282	424,206
Interbank and money market items	113,855	108,604	5,251	101,812	86,982	14,830
Short-term borrowings	11,803	20,671	(8,868)	11,804	20,671	(8,867)
Long-term borrowings	284,167	283,578	589	284,167	283,578	589
Total interest expenses	2,160,339	1,739,545	420,794	2,149,271	1,718,513	430,758
Net income from interest and dividend	8,202,347	7,672,801	529,546	8,080,926	7,571,347	509,579
Bad debt and doubtful accounts	238,127	515,432	(277,305)	274,772	598,918	(324,146)
Loss on debt restructuring	1,230,105	742,981	487,124	1,059,942	676,250	383,692
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	6,734,115	6,414,388	319,727	6,746,212	6,296,179	450,033
Non-interest income						
Gain on investment	50,196	46,576	3,620	50,515	57,710	(7,195)
Share of profit (loss) from investments on equity method	13,416	28,091	(14,675)	(8,804)	228,944	(237,748)
Fees and service income						
Acceptance, aval and guarantees	183,487	195,054	(11,567)	183,487	195,054	(11,567)
Others	2,301,109	2,168,131	132,978	2,051,417	1,971,786	79,631
Gain on exchange	309,574	392,205	(82,631)	309,574	392,205	(82,631)
Loss on transfer of financial assets	(4,591)	-	(4,591)	(4,591)	-	(4,591)
Other income	538,512	425,552	112,960	423,338	289,346	133,992
Total non-interest income	3,391,703	3,255,609	136,094	3,004,936	3,135,045	(130,109)
Non-interest expenses						
Personnel expenses	2,362,910	2,374,528	(11,618)	2,219,151	2,268,175	(49,024)
Premises and equipment expenses	974,848	860,686	114,162	943,485	829,033	114,452
Taxes and duties	479,902	406,057	73,845	466,282	394,961	71,321
Fees and service expenses	1,003,104	710,606	292,498	952,542	703,434	249,108
Directors' remuneration	13,647	13,672	(25)	12,082	12,082	-
Loss on impairment of properties foreclosed	103,036	1,925	101,111	56,056	1,925	54,131
Contribution to Financial Institutions Development Fund	701,304	701,304	-	701,304	701,304	-
Other expenses	821,770	415,458	406,312	785,006	390,961	394,045
Total non-interest expenses	6,460,521	5,484,236	976,285	6,135,908	5,301,875	834,033
Income before income tax	3,665,297	4,185,761	(520,464)	3,615,240	4,129,349	(514,109)
Income tax expenses	993,319	589,368	403,951	955,158	551,361	403,797
Net income before minority interest	2,671,978	3,596,393	(924,415)	2,660,082	3,577,988	(917,906)
Minority interest in net income	(11,896)	(18,405)	6,509	-	-	-
Net income	2,660,082	3,577,988	(917,906)	2,660,082	3,577,988	(917,906)
Basic earning per share (Baht)	1.12	1.51	(0.39)	1.12	1.51	(0.39)
Number of the weighted average number of ordinary shares ('000)	2,373,204	2,372,332	872	2,373,204	2,372,332	872

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KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

For the year ended December 31, 2005 and 2004

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2005	2004	Change	2005	2004	Change
Interest and dividend income						
Loans	31,627,545	27,712,133	3,915,412	30,919,200	25,977,970	4,941,230
Interbank and money market items	2,387,347	1,526,553	860,794	2,385,998	1,524,697	861,301
Investments	4,050,597	3,760,407	290,190	4,024,931	3,731,076	293,855
Total interest and dividend income	38,065,489	32,999,093	5,066,396	37,330,129	31,233,743	6,096,386
Interest expenses						
Deposits	5,702,846	5,547,533	155,313	5,704,410	5,547,533	156,877
Interbank and money market items	387,225	230,473	156,752	350,523	224,198	126,325
Short-term borrowings	59,368	4,986	54,382	59,368	4,986	54,382
Long-term borrowings	1,133,609	1,249,658	(116,049)	1,133,609	1,249,658	(116,049)
Total interest expenses	7,283,048	7,032,650	250,398	7,247,910	7,026,375	221,535
Net income from interest and dividend	30,782,441	25,966,443	4,815,998	30,082,210	24,207,368	5,874,851
Bad debt and doubtful accounts	598,883	(6,158,539)	6,757,422	1,104,350	(4,864,474)	5,968,824
Loss on debt restructuring	3,062,990	8,919,083	(5,856,093)	2,431,231	6,328,951	(3,897,720)
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	27,120,568	23,205,899	3,914,669	26,546,638	22,742,891	3,803,747
Non-interest income						
Gain on investment	431,653	2,142,692	(1,711,039)	347,318	1,946,087	(1,598,769)
Share of profit (loss) from investments on equity method	(35,362)	81,914	(117,276)	363,476	(160,176)	523,652
Fees and service income						
Acceptance, aval and guarantees	685,470	576,681	108,789	685,470	576,681	108,789
Others	8,656,040	7,530,594	1,125,446	7,835,230	6,791,218	1,044,012
Gain on exchange	1,129,029	1,805,557	(676,528)	1,129,029	1,805,557	(676,528)
Loss on transfer of financial assets	(4,591)	(568,501)	563,910	(4,591)	-	(4,591)
Other income	1,439,765	580,358	859,407	1,106,402	462,553	643,849
Total non-interest income	12,302,004	12,149,295	152,709	11,462,334	11,421,920	40,414
Non-interest expenses						
Personnel expenses	7,840,624	6,563,891	1,276,733	7,381,768	6,266,699	1,115,069
Premises and equipment expenses	3,524,526	3,814,493	(289,967)	3,408,744	3,714,870	(306,126)
Taxes and duties	1,677,186	1,385,627	291,559	1,618,035	1,332,373	285,662
Fees and service expenses	2,968,575	3,209,593	(241,018)	2,889,987	3,053,150	(163,163)
Directors' remuneration	72,473	55,161	17,312	65,426	47,593	17,833
Loss on impairment of properties foreclosed	201,008	705,227	(504,219)	62,921	545,555	(482,634)
Contribution to Financial Institutions Development Fund	2,825,982	2,801,853	24,129	2,825,982	2,801,853	24,129
Other expenses	2,315,561	1,311,488	1,004,073	1,957,323	1,062,254	895,069
Total non-interest expenses	21,425,935	19,847,333	1,578,602	20,210,186	18,824,347	1,385,839
Income before income tax	17,996,637	15,507,861	2,488,776	17,798,786	15,340,464	2,458,322
Income tax expenses	4,002,825	115,519	3,887,306	3,868,935	-	3,868,935
Net income before minority interest	13,993,812	15,392,342	(1,398,530)	13,929,851	15,340,464	(1,410,613)
Minority interest in net income	(63,961)	(51,878)	(12,083)	-	-	-
Net income	13,929,851	15,340,464	(1,410,613)	13,929,851	15,340,464	(1,410,613)
Basic earning per share (Baht)	5.87	6.49	(0.62)	5.87	6.49	(0.62)
Number of the weighted average number of ordinary shares ('000)	2,371,366	2,362,467	8,899	2,371,366	2,362,467	8,899

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KASIKORNBANK 泰华农民银行 

KASIKORNBANK AND SUBIDIARIES **Analysis of financial position and operating results of Q4/2005**

Data of Consolidated

Million Baht

	Dec 31, 05	Sep 30, 05
[illegible]	[illegible]	[illegible]
Total Assets	837,309	839,923
[illegible]	[illegible]	[illegible]
NPL	56,217	59,882
[illegible]	[illegible]	[illegible]
NIM	4.07%	3.79%
[illegible]	[illegible]	[illegible]
ROE	13.83%	19.23%

Interest Rate	Dec 31, 05	Sep 30, 05
[illegible]	[illegible]	[illegible]
MOR	6.75%	6.25%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	2.25%	1.75%
[illegible]	[illegible]	[illegible]

NPL : Non performing loan
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statement of Income

Million Baht

	Q4/05	Q3/05	Change
Total interest and dividend income	10,362	9,412	950
Total interest expenses	2,160	1,739	421
Net income from interest and dividend	8,202	7,673	529
Bad debt and doubtful accounts	238	516	(278)
Loss on debt restructuring	1,230	743	487
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	6,734	6,414	320
Total non-interest income	3,392	3,256	136
Total non-interest expenses	6,461	5,484	977
Income before income tax	3,665	4,186	(521)
Income tax expenses	993	589	404
Minority interest in net income	(12)	(19)	7
Net income	2,660	3,578	(918)

In the fouth quarter of 2005, the Bank and its subsidiaries recorded net operating income amounting to Baht 2,660 million, down from the third quarter by Baht 918 million or 25.65%. The items having significant changes are as follows:

- **Total interest and dividend income**, up by Baht 950 million or 10.10% over the preceding quarter, as follows:

Million Baht

	Q4/05	Q3/05	Change
Loans	8,853	7,895	958
Interbank and money market items	629	651	(22)
Investments	880	866	14
Total	10,362	9,412	950

- **Interest income from loans**, increased by Baht 958 million or 12.13% because of loan growth as well as an upward loan interest rate.

- **Total interest expenses**, up by Baht 421 million or 24.19% as a result of an upward fixed deposit interest rate.



❑ **Bad debt and doubtful accounts**, down from the preceding quarter by Baht 278 million or 53.80%.

Million Baht

Bad debt and doubtful accounts	Q4/05	Q3/05	Change
The Bank-only			
>> addition in this quarter	1,335	1,275	60
>>compensate for loss on debt restructuring	(1,060)	(676)	(384)
Subsidiaries			
>> decreased in this quarter	(37)	(83)	46
Total	238	516	(278)

❑ **Non-interest income**, up by Baht 136 million or 4.18% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q4/05	Q3/05	Change
Gain on investment	50	47	3
Share of loss from investments on equity method	13	28	(15)
Fee and service income	2,485	2,363	122
Gain on exchange	310	392	(82)
Loss transfer of financial assets	(5)	-	(5)
Other income	539	426	113
Total	3,392	3,256	136

- **Share of profit (loss) from investments on equity method**

Million Baht

Profit (loss)	Q4/05	Q3/05	Change
Phethai - AMC	7	155	(148)
Ploy – AMC	7	8	(1)
Other associates and subsidiaries	(23)	66	(89)

- **Fee and service income**, up by Baht 122 million or 5.16% due mainly to fee received from credit card business.
- **Other income**, up from the preceding quarter by Baht 113 million or 26.54% reflecting the Bank's gain on properties foreclosed disposal.

❑ **Total non-interest expenses**, up from the preceding quarter by Baht 977 million or 17.80%. The items having significant changes are as follows:

Million Baht

Total non-interest expenses	Q4/05	Q3/05	Change
Personnel expenses	2,363	2,375	(12)
Premises and equipment expenses	975	860	115
Taxes and duties	480	406	74
Fee and service expenses	1,003	711	292
Directors' remuneration	14	14	-
Loss on impairment of properties foreclosed	103	2	101
Contributions to FIDF	701	701	-
Other expenses	822	415	407
Total	6,461	5,484	977

- **Fee and service expenses**, up from the preceding quarter by Baht 292 million or 41.16% due mainly to attorney fee paid for litigation and fee paid on credit card transaction.
- **Other expenses**, up from the preceding quarter by Baht 407 million or 97.80% due mainly to the higher promotion and public relation expense, reflecting increases in business transactions.


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KASIKORNBANK

Consolidated Balance Sheet

Million Baht

	Dec 31, 05	Sep 30,05	Change
Total Assets	837,309	839,923	(2,614)
Total Liabilities	759,193	763,858	(4,665)
Total Shareholders' equity	78,116	76,065	2,051

Total Assets decreased as a result of a decrease in Interbank and money market items , while Investments and Loans increased.

Total Liabilities decreased as a result of a decrease in Deposits while Short-term borrowings increased.

Total Shareholders' equity increased as a result of the Bank's operating income.

>> Asset

Million Baht

	Dec 31, 05	Sep 30, 05	Change
Total Assets	837,309	839,923	(2,614)
▪ Cash	14,913	13,039	1,874
▪ Interbank and money market items	65,929	84,088	(18,159)
▪ Investment-net	99,565	96,851	2,714
▪ Loans and accrued interest receivables-net	591,253	577,756	13,497
▪ Intangible Assets	4,900	3,811	1,089

The items of **Total Assets** having significant change are as follows:

- **Cash**, up by Baht 1,874 million or 14.37%, due in large part to cash reserves for public withdrawal during the New Year Festival.
- **Interbank and money market items on assets side**, down by Baht 18,159 million or 21.60% due mainly to a maturity of nostro time deposits in foreign financial institutions and thereafter extended more loans and investments for higher yield.
- **Investments-net**, up by Baht 2,714 million or 2.80%

Million Baht

	Dec 31, 05	Sep 30, 05	Change
Debt securities	92,402	88,964	3,438
Equity securities	7,163	7,887	(724)
Total	99,565	96,851	2,714

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	Dec 31, 05	Sep 30,05	Change
Loans	626,946	614,439	12,507
• Restructured loans	71,471	75,398	(3,927)
-Performing Restructured loans	40,758	43,147	(2,389)
- Non- performing Restructured loans [1]	30,713	32,251	(1,538)
• Non- restructured loans	555,475	539,041	16,434
Interest receivables	1,746	1,766	(20)
Total loans and interest receivables	628,692	616,205	12,487
Less Allowance for doubtful accounts	(34,767)	(35,846)	1,079
Revaluation allowance for debt restructuring	(2,672)	(2,603)	(69)
Total loans and interest receivables-net	591,253	577,756	13,497

Loans, up by Baht 12,507 million or 2.04% stemming from the increment of loans as a result of the economic upturn. This drove net new loans (after repayment) to Baht 16,521 million while loan written off amounted to Baht 4,014 million.

Allowance for doubtful accounts, decreased by Baht 1,079 million or 3.01% as a result of loans written off.

- **Intangible assets**, up by Baht 1,089 million or 28.56%, due in large part to goodwill from an acquisition of the remaining subsidiary's share from other shareholders, so as to hold 100% shares in order to conform to the Bank's strategic directions in providing full financial services to meet the diverse requirements of customers.

[1] as part of NPL


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KASIKORNBANK

- **Classified Loans**

Million Baht

	Consolidated							
	Dec 31, 2005				Sep 30, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	566,600	224,507	1	5,689	547,030	209,121	1	5,494
Special mention	5,072	871	2	101	5,886	950	2	118
Sub standard	4,515	1,024	20	205	4,575	883	20	177
Doubtful	12,110	5,239	50	2,619	12,766	5,309	50	2,655
Doubtful of loss	40,395	14,678	100	14,730	43,556	15,770	100	15,823
Total	628,692	246,319		23,344	613,613	232,038		24,267
Revaluation allowance for debt restructuring				2,672				2,603
Total				26,016				26,870
Allowance established in excess of BOT regulations for NPLs and Normal loans				11,423				11,496
Total				37,439				38,366
Kasikorn Factoring Co., Ltd.*				-	2,592			83
Total				37,439	616,205			38,449

* As of December 31, 2005 , KASIKORN FACTORING CO., LTD. had outstanding loan of Baht 2,847 million and allowance for doubtful account of Baht 83 million, classified under BOT regulations.

Million Baht

	The Bank							
	Dec 31, 2005				Sep 30, 2005			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value	% used for calculation the provisions	Total provision
Pass	572,805	233,166	1	5,728	553,413	217,805	1	5,534
Special mention	4,860	741	2	97	4,889	867	2	98
Sub standard	4,504	1,013	20	203	4,575	883	20	177
Doubtful	12,083	5,212	50	2,606	12,766	5,309	50	2,655
Doubtful of loss	28,157	9,251	100	9,304	30,970	10,245	100	10,298
Total	622,409	249,383		17,938	606,613	235,109		18,762
Allowance established in excess of BOT regulations for NPLs and Normal loans				2,355				2,259
Total				20,293				21,021
Normalized provisions				8,783				8,752
Total				29,076				29,773

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KASIKORNBANK 泰华农民银行



>> Liabilities and Shareholders' equity

Million Baht

	Dec 31, 05	Sep 30, 05	Change
Total Liabilites	759,193	763,857	(4,664)
■Deposits	687,781	702,378	(14,597)
■Short-term borrowings	7,557	500	7,057
Shareholders' equity	78,116	76,065	2,051

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

- **Deposits**, down by Baht 14,597 million or 2.08% as a result of a decrease in saving deposit.

Million Baht

Type of deposits	Dec 31, 05	Sep 30, 05	Change
Current	39,674	42,268	(2,594)
Saving	390,021	404,860	(14,839)
Fixed 3 months	190,220	193,958	(3,738)
Fixed 6 months	17,408	12,233	5,175
Fixed 12 months and upward	50,458	49,059	1,399
Total	687,781	702,378	(14,597)

- **Short-term borrowings**, up by Baht 7,057 million or 1,411.32% due to issuing of short-term debentures to promote ample flexibility and variety of funding structure management as well as to provide more alternatives in investments for the public and the Bank's deposits.
- **Shareholders' equity**, up by Baht 2,051 million or 2.70% as a result of operating income.

>> Capital Funds

Million Baht

	Dec 31, 05	Sep 30, 05	Change
Tier 1*	62,308	62,287	21
Tier 2	32,249	32,052	197
Total Tier*	94,557	94,339	218
Risk weighted assets	653,636	649,988	3,648
Tier 1 capital ratio*	9.53%	9.58%	(0.05)
Total capital ratio*	14.47%	14.51%	(0.04)

* excluding net profit of each period.

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KASIKORNBANK 開泰銀行



Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04
Investments										
Debt Instruments	92,402	88,964	98,917	104,391	104,834	91,708	88,009	97,818	103,219	103,087
▪ Government and state enterprise securities										
>> Trading investments	1,155	1,240	2,068	8,487	1,315	1,155	1,240	2,068	8,487	1,315
>> Available-for-sale investments	26,125	29,108	31,104	32,240	36,194	26,125	29,108	31,104	32,240	36,194
>> Held-to-maturity investments	21,708	24,880	25,066	25,239	26,422	21,014	23,909	23,987	24,067	24,685
▪ Private enterprise debt instruments										
>> Trading investments	-	23	-	-	-	-	22	-	-	-
>> Available-for-sale investments	2,178	2,050	2,462	2,496	2,821	2,178	2,050	2,462	2,496	2,821
>> Held-to-maturity investments	223	223	236	237	278	223	223	236	237	278
▪ Foreign debt instruments										
>> Available-for-sale investments	27,522	17,987	24,713	23,271	24,182	27,522	17,987	24,713	23,271	24,182
>> Held-to-maturity investments	13,491	13,474	13,268	12,421	13,612	13,491	13,474	13,268	12,421	13,612
Equity Securities	7,163	7,887	8,665	9,319	5,733	14,359	16,502	16,769	17,365	14,325
>> Available-for-sale investments	1,086	1,293	1,377	1,421	1,766	1,036	1,293	1,377	1,421	1,572
>> General investments	5,626	6,161	6,887	7,440	3,504	4,356	4,786	5,204	5,389	2,117
>>Investment in subsidiaries & associated companies	451	433	401	458	463	8,967	10,423	10,188	10,555	10,636
Total investment-net	99,565	96,851	107,582	113,710	110,557	106,067	104,511	114,587	120,584	117,412
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	4,014	2,296	2,786	1,629	14,718	5,688	1,910	2,154	1,227	13,051
Restructured loans	71,471	75,398	77,429	82,908	89,437	62,220	64,747	67,188	68,856	70,211
Non-performing loans (NPL)	56,217	59,882	64,576	68,400	73,809	44,388	47,970	51,785	54,043	56,870
Total loans used for NPL ratio calculation	632,932	620,717	610,839	592,180	591,901	627,066	614,188	604,283	584,580	579,885
NPL to total loans (%)	8.88	9.65	10.57	11.55	12.30	7.08	7.81	8.57	9.24	9.81
Classified loans										
>> Pass	566,600	547,030	532,924	509,510	512,470	572,805	553,413	540,119	516,996	517,180
>> Special mention	5,072	5,886	5,663	12,539	6,282	4,860	4,889	4,692	11,811	5,012
>> Sub standard	4,515	4,575	5,892	5,976	8,445	4,504	4,575	5,892	5,976	8,445
>> Doubtful	12,110	12,766	12,753	12,737	12,003	12,083	12,766	12,753	12,737	12,003
>> Doubtful of loss	40,395	43,356	46,808	50,635	53,389	28,157	30,970	33,494	35,688	36,786
Total	628,692	613,613	604,040	591,397	592,589	622,409	606,613	596,950	583,208	579,435
Kasikorn Factoring Co., Ltd.*	-	2,592	2,751	2,300	2,455	-	-	-	-	-
Total	628,692	616,205	606,791	593,697	595,044	622,409	606,613	596,950	583,208	579,435
Allowance for doubtful accounts	37,439	38,366	38,719	40,737	46,268	29,076	29,773	29,624	30,784	31,665
Allowance as required by BOT	26,016	26,870	27,378	27,198	32,086	20,293	21,021	21,156	20,831	21,800
Allowance to allowance as required by BOT(%)	143.90	142.78	141.43	149.78	144.20	143.29	141.64	140.03	147.77	145.26
Properties foreclosed-net										
Properties foreclosed	20,520	21,220	21,358	21,307	21,216	15,226	15,878	16,002	16,242	16,071
Less Allowance for impairment	(3,057)	(3,260)	(3,528)	(3,544)	(3,819)	(2,622)	(2,858)	(3,070)	(3,255)	(3,336)
Properties foreclosed-net	17,463	17,960	17,830	17,763	17,397	12,603	13,020	12,932	12,987	12,735
Deposits										
>> Current	39,674	42,268	39,285	39,918	38,036	39,934	42,459	39,440	40,071	38,331
>> Saving	390,021	404,860	394,917	403,225	384,430	390,891	405,233	395,198	403,833	384,550
>> Fixed 3 months	190,220	193,958	209,901	218,374	225,247	190,220	193,958	209,901	218,374	225,247
>> Fixed 6 months	17,408	12,233	4,427	4,713	4,926	17,408	12,233	4,427	4,712	4,926
>> Fixed 12 months and upward	50,458	49,059	46,607	48,642	52,930	50,458	49,059	46,607	48,643	52,930
Total deposits	687,781	702,378	695,138	714,872	705,569	688,911	702,943	695,573	715,633	705,984

* As of December 31, 2005, KASIKORN FACTORING CO., LTD. had outstanding loan of Baht 2,847 million, classified under BOT regulations.



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KASIKORNBANK

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04
Capital funds ratio[1]										
Tier 1 capital ratio	9.53	9.58	8.50	7.90	7.98	10.39	10.14	9.71	9.80	9.27
Tier 2 capital ratio	4.93	4.93	5.00	5.19	5.14	4.93	4.93	5.00	5.10	5.14
Total Capital funds ratio	14.47	14.51	13.50	13.09	13.13	15.32	15.07	14.71	14.99	14.41

(17) Calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

3(8) Include net profit of each period be counted as the capital funds.

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KASIKORNBANK 泰华农民银行



Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		Dec 31, 05	Sep 30, 05	% Change	Jun 30, 05	Mar 31, 05	Dec 31, 04
Common share information:							
Per share (Baht)	• basic earnings	1.12	1.51	(25.83)	1.62	1.62	1.87
	• book value	32.91	31.93	3.07	30.83	30.21	28.07
Share price [1] (Baht)	• high	70.50	64.50	9.30	59.00	55.00	53.00
	• low	58.50	50.00	17.00	52.50	53.50	52.50
	• closing	70.00	62.50	12.00	55.00	54.50	52.50
Common shares outstanding	• average basic (thousand Baht)	2,373,204	2,372,332	0.04	2,370,677	2,369,198	2,363,605
	• end of quarter (thousand Baht)	2,373,294	2,372,545	0.03	2,370,774	2,369,895	2,363,625
Market capitalization (Million Baht)		166,131	148,284	12.04	130,393	129,159	124,090
Value measures:							
Price to book value ratio (PBV)		2.13	1.96	8.67	1.78	1.80	1.87
Operating results (Million Baht)							
Interest and dividend income		10,362	9,412	10.09	9,552	8,739	8,765
Interest expenses		2,160	1,740	24.14	1,707	1,676	1,695
Net income from interest and dividends		8,202	7,672	6.91	7,845	7,063	7,070
Bad debt and doubtful accounts [2]		1,468	1,258	16.69	651	283	1,039
Non-interest income		3,392	3,256	4.18	2,694	2,934	4,251
Non-interest expenses		6,461	5,484	17.82	4,907	4,548	5,828
Total income [3]		11,594	10,928	6.09	10,539	9,997	11,321
Net income		2,660	3,578	(25.65)	3,849	3,843	4,425
Operating measures:							
Net interest margin [4]		4.07%	3.79%	0.29	3.85%	3.49%	3.48%
Efficiency ratio		55.73%	50.18%	5.55	46.56%	45.49%	51.48%
Return on average assets (ROA) [5]		1.27%	1.70%	(0.43)	1.83%	1.84%	2.15%
Return on average equity (ROE) [6]		13.83%	19.23%	(5.40)	21.28%	22.29%	27.63%
Number of employees		10,303	10,212	0.89	10,175	10,128	10,110
Balance sheet information (Million Baht)							
Loans		626,946	614,439	2.04	605,005	591,852	592,688
Allowance for doubtful accounts [4]		37,439	38,449	(2.63)	38,802	40,818	46,346
Non-performing loans (NPL)		56,217	59,882	(6.12)	64,576	68,400	72,809
Total assets		837,309	839,925	(0.31)	840,783	843,428	824,974
Deposits		687,781	702,378	(2.08)	695,138	714,872	705,570
Total liabilities		759,193	763,858	(0.61)	767,396	771,552	758,308
Shareholders' equity [6]		78,114	75,756	3.11	73,095	71,598	66,348
Average assets		838,616	840,353	(0.21)	842,106	833,990	823,562
Average earning assets [7]		806,094	808,775	(0.46)	814,410	809,120	811,569
Average shareholders' equity [6]		76,935	74,426	3.37	72,347	68,973	64,053
Risk weighted assets		653,686	649,988	0.56	641,031	619,435	611,104
Balance sheet quality measures:							
Loans to deposits ratio		91.15%	87.48%	3.67	87.03%	82.79%	83.99%
Shareholders' equity to risk weighted assets		11.95%	11.65%	0.30	11.40%	11.56%	10.86%
Return on risk weighted assets [9]		1.63%	2.20%	(0.57)	2.40%	2.48%	2.90%
Tier 1 capital ratio		9.53%	9.58%	(0.05)	8.50%	7.90%	7.98%
Total capital ratio		14.47%	14.51%	(0.04)	13.50%	13.09%	13.13%
NPL to loans [8]		8.88%	9.65%	(0.77)	10.67%	11.55%	12.30%
Total allowance to loans		5.97%	6.26%	(0.29)	6.41%	6.90%	7.83%
Total allowance to NPL		66.60%	64.21%	2.39	60.09%	59.67%	63.65%
NPL after allowance (Million Baht)		18,778	21,433	(12.39)	25,774	27,582	26,463

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KASIKORNBANK



Additional Information

Financial Highlights – Consolidated financial statement (continued)

[1] local board / high-low share prices during the quarter

[2] Including loss on debt restructuring

[3] Total income = Net income from interest and dividend + Non-interest income

[4] Annualized

[5] Including revaluation allowance for debt restructuring

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions



Additional Information

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	Dec 31, 05	Sep 30, 05	Jun 30, 05	Mar 31, 05	Dec 31, 04
KASIKORNBANKGROUP					
>> Kasikorn Factoring Co., Ltd. (K-Factoring)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (K-Asset)	99.99	71.42	71.42	71.42	71.42
>> Kasikorn Research center Co., Ltd. (KRC)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Securities Co., Ltd. (K-Securities)	99.98	99.98	99.91	99.91	99.91
>> Kasikorn Leasing Co., Ltd. (K-Leasing)	99.99	99.99	99.99	99.99	99.99
Phethai Asset Management Co., Ltd. (Phethai-AMC)	99.99	99.99	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. (Ploy-AMC)	99.99	99.99	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	99.99	99.99	99.99	99.99	99.99

* The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.


ธนาคารกสิกรไทย
KASIKORNBANK

Summary Statement of Assets and Liabilities 1/

As at December 31, 2005

Assets	Baht	Liabilities	Baht
Cash	14,912,318,995.54	Deposits	689,658,337,851.67
Interbank and money market items	65,668,165,847.53	Interbank and money market items	10,248,510,634.50
Securities purchased under resale agreements	9,500,000,000.00	Liabilities payable on demand	8,604,216,880.59
Investments in securities, net	108,086,604,531.20	Securities sold under repurchase agreements	0.00
(with obligations 12,507,132,078.14 Baht)		Borrowings	26,985,678,919.12
Credit advances (net of allowance for doubtful accounts)	592,013,799,817.78	Bank's liabilities under acceptances	857,411,185.67
Accrued interest receivables	1,318,943,008.55	Other liabilities	18,988,708,620.76
Properties foreclosed	18,803,188,404.57	Total liabilities	759,585,457,002.31
Customers' liabilities under acceptances	857,411,185.67		
Premises and equipment, net	20,607,158,159.50	**Shareholders' equity**	
Other assets	13,751,659,880.90	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	28,732,936,670.00
		Reserves and net profit after appropriation	39,275,380,885.85
		Other reserves and profit and loss account	10,105,775,692.08
		Total shareholders' equity	78,114,093,247.93
Total Assets	837,699,550,340.24	Total Liabilities and Shareholders' Equity	837,699,550,340.24
Customers' liabilities under unmatured bills	5,546,380,751.56	Bank's liabilities under unmatured bills	5,546,380,751.56
Total	843,245,931,091.80	Total	843,245,931,091.80

	Baht
Non-Performing Loans as at December 31, 2005 (Quarterly)	44,387,711,111.89
(7.08 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at December 31, 2005 (Quarterly)	21,708,892,257.99
Actual allowace for doubtful accounts	29,136,203,506.46
Loans to related parties	8,354,784,414.88
Loans to related asset management companies	4,026,948,726.38
Loans to related parties due to debt restructuring	8,026,000,000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	94,602,681,250.30
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,970,085,708.06
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	747,376,286.74
Letters of credit	13,627,410,768.48

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant